                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              File No. 005-56295

                               -----------------

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                               Amendment No. 88

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                         The Goldman Sachs Group, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  38141G 10 4
                                (CUSIP Number)

                              Kenneth L. Josselyn
                              Beverly L. O'Toole
                         The Goldman Sachs Group, Inc.
                                200 West Street
                           New York, New York 10282
                           Telephone: (212) 902-1000
         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                April 17, 2015
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)

CUSIP NO. 38141G 10 4                    13D

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1.       NAMES OF REPORTING PERSONS: Each of the persons identified on
         Appendix A.
------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         As to a group consisting solely of Covered Persons/1/                   (a)          [X]
         As to a group consisting of persons other than Covered Persons          (b)          [X]
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3.       SEC USE ONLY
------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS: OO and PF (Applies to each person listed on
         Appendix A.)
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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                     [_]
         ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)
------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on
         Appendix A.
------------------------------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER: 0
                 -------------------------------------------------------------------------------------
                 8.    SHARED VOTING POWER (See Item 6) (Applies to each person listed on Appendix
   NUMBER OF           A.)
    SHARES             20,408,012 Voting Shares/2/ held by Covered Persons
 BENEFICIALLY          9,983 Shared Ownership Shares held by Covered Persons/3/
   OWNED BY            10,787,417 Sixty Day Shares held by Covered Persons/4/
     EACH              2,841,851 Other Shares held by Covered Persons/5/
   REPORTING     -------------------------------------------------------------------------------------
    PERSON       9.    SOLE DISPOSITIVE POWER (See Item 6)
     WITH              As to Voting Shares, less than 1%
                       As to Shared Ownership Shares, Sixty Day Shares and
                       Other Shares, 0
                 -------------------------------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER (See Item 6):
                       As to Voting Shares, 0
                       As to Shared Ownership Shares, less than 0.01%
                       As to Sixty Day Shares and Other Shares, less than 1%.
------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                      34,047,263
------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN               [_]
         SHARES
------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                     7.69%
------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to
         Reporting Entities/1/ that are corporations; OO as to Reporting
         Entities that are trusts
------------------------------------------------------------------------------------------------------

--------
/1/  For a definition of this term, please see Item 2.
/2/  For a definition of this term, please see Item 6.
/3/ "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.
/4/ "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See
     Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.
/5/ "Other Shares" include: (i) 259,288 shares of Common Stock held by 16 private charitable foundations established by 16 Covered Persons; (ii) 2,579,206 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 3,357 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                     Appendix A



                                    ITEM 6                                            ITEM 6
           ITEM 1                Citizenship                ITEM 1                 Citizenship
----------------------------   (United States    ----------------------------    (United States
                              unless otherwise                                  unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons       indicated)
----------------------------  ----------------   ----------------------------  ------------------
Paul R. Aaron                                    Philippe L. Camu                   Belgium
Fadi Abuali                    Canada/Kuwait     Tavis Cannell                     UK/Ireland
Charles F. Adams                                 Thomas J. Carella
Nick S. Advani                       UK          Valentino D. Carlotti
Mark E. Agne                                     Anthony H. Carpet
Gregory A. Agran                                 Michael J. Carr
Raanan A. Agus                                   Stuart A. Cash                        UK
William D. Anderson, Jr.                         Donald J. Casturo
Dalinc Ariburnu                  UK/Turkey       Sonjoy Chatterjee                    India
Philip S. Armstrong                  UK          R. Martin Chavez
Aaron M. Arth                                    Alex S. Chi
Armen A. Avanessians                             David Chou                            UK
Dean C. Backer                                   Gary W. Chropuvka
Charles Baillie                                  Thalia Chryssikou                   Greece
Vivek J. Bantwal                                 Kent A. Clark                       Canada
Jennifer A. Barbetta                             Abby Joseph Cohen
Steven K. Barg                                   Alan M. Cohen
Thomas J. Barrett III                            Darren W. Cohen
Steven M. Barry                                  Stephanie E. Cohen
Stacy Bash-Polley                                Gary D. Cohn
Gareth W. Bater                      UK          Christopher A. Cole
Gerard M. Beatty                                 Colin Coleman                    South Africa
Jonathan A. Beinner                              Denis P. Coleman III
Heather Bellini                                  William J. Conley, Jr.
Tracey E. Benford                                Kathleen A. Connolly
Philip R. Berlinski             Belgium/USA      Thomas G. Connolly               Ireland/USA
Frances R. Bermanzohn                            Karen R. Cook                         UK
Stuart N. Bernstein                              Edith W. Cooper
Robert A. Berry                      UK          Kenneth W. Coquillette
Avanish R. Bhavsar                               Richard N. Cormack                    UK
Lloyd C. Blankfein                               Thomas W. Cornacchia
Vivek Bohra                                      E. Gerald Corrigan
Stefan R. Bollinger             Switzerland      James V. Covello
Brian W. Bolster                                 Jeffrey R. Currie
Shane M. Bolton                      UK          Michael D. Daffey                 Australia
Johannes M. Boomaars          The Netherlands    John F. Daly
Robert D. Boroujerdi                             John S. Daly                       Ireland
Jill A. Borst                                    Anne Marie B. Darling
William C. Bousquette, Jr.                       David H. Dase
Sally A. Boyle                       UK          Francois-Xavier de Mallmann   France/Switzerland
Michael J. Brandmeyer                            Daniel L. Dees
Jason H. Brauth                                  Mark F. Dehnert
Clarence K. Brenan                               James Del Favero                  Australia
Anne F. Brennan                                  Massimo Della Ragione               Italy
Samuel S. Britton                                Sara V. Devereux
Craig W. Broderick                               Olaf Diaz-Pintado                   Spain
Torrey J. Browder                                Alexander C. Dibelius              Germany
Steven M. Bunson                                 Joseph P. DiSabato
Richard M. Campbell-Breeden          UK          Michele I. Docharty



                                    ITEM 6                                           ITEM 6
           ITEM 1                Citizenship                ITEM 1                Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Thomas M. Dowling                                Richard J. Gnodde              Ireland/South
Robert Drake-Brockman                UK                                             Africa
Iain N. Drayton                      UK          Cyril J. Goddeeris                 Canada
Donald J. Duet                                   Jeffrey B. Goldenberg
Alessandro Dusi                     Italy        Alexander S. Golten                  UK
Gordon E. Dyal                                   Andrew M. Gordon
Isabelle Ealet                     France        Jason A. Gottlieb
Kenneth M. Eberts III                            Michael J. Graziano
David P. Eisman                                  Bradley J. Gross                   UK/USA
Charalampos Eliades                Greece        Peter Gross
Kathleen G. Elsesser                             Celeste A. Guth
Edward A. Emerson               Argentina/UK     Anthony Gutman                     UK/USA
James P. Esposito                                Elizabeth M. Hammack
Michael P. Esposito                              Joanne Hannaford                     UK
Antonio F. Esteves                Portugal       Julie A. Harris
Carl Faker                     France/Lebanon    Jan Hatzius                       Germany
Elizabeth C. Fascitelli                          Michael L. Hensch
Douglas L. Feagin                                Edouard Hervey                     France
Stephan J. Feldgoise                             Matthias Hieber                   Austria
Patrick J. Fels                                  Charles P. Himmelberg
Benjamin W. Ferguson                             Martin Hintze                     Germany
Carlos Fernandez-Aller              Spain        Kenneth L. Hirsch
Jonathan H. Fine                   UK/USA        Kenneth W. Hitchner
Wolfgang Fink                      Germany       Todd Hohman
Samuel W. Finkelstein                            Simon N. Holden                      UK
Peter E. Finn                                    Dane E. Holmes
David A. Fishman                                 Ning Hong                           China
Elisabeth Fontenelli                             Sean C. Hoover
Colleen A. Foster                                Ericka T. Horan
Sheara J. Fredman                                Shin Horie                          Japan
Matthew T. Fremont-Smith                         Russell W. Horwitz
Christopher G. French                UK          James P. Houghton                    UK
David A. Friedland                               Ronald Hua                       Taiwan/USA
Richard A. Friedman                              Paul J. Huchro
Johannes P. Fritze              Germany/USA      Pierre Hudry                       France
Dino Fusco                                       Ming Yunn Stephanie Hui         UK/Hong Kong
Jacques Gabillon                   France        Irfan S. Hussain                  Pakistan
Sean J. Gallagher                                Hidehiro Imatsu                    Japan
Gonzalo R. Garcia                   Chile        Timothy J. Ingrassia
James R. Garman                      UK          William L. Jacob III
Micheal H. Garriott                              Christian W. Johnston             Australia
Francesco U. Garzarelli             Italy        Andrew J. Jonas
Matthew R. Gibson                                Adrian M. Jones                    Ireland
Jeffrey M. Gido                                  Eric S. Jordan
Gary T. Giglio                                   Roy R. Joseph                      Guyana
Michelle Gill                                    Pierre-Emmanuel Y. Juillard        France
Nick V. Giovanni                                 Andrew J. Kaiser
John L. Glover III                               Etsuko Kanayama                    Japan
Justin G. Gmelich                                Vijay M. Karnani                   India



                                    ITEM 6                                           ITEM 6
           ITEM 1                Citizenship                ITEM 1                Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Alan S. Kava                                     Raghav Maliah                     India
Kevin G. Kelly                                   Matthew F. Mallgrave
Christopher Keogh                                John V. Mallory
Tammy A. Kiely                                   Richard M. Manley                   UK
John J. Kim                                      David M. Marcinek
Robert C. King, Jr.                              Michael C. J. Marsh                 UK
Hideki Kinuhata                    Japan         Alison J. Mass
Shigeki Kiritani                   Japan         Robert A. Mass
Marie Louise Kirk                 Denmark        Kathy M. Matsui
Maxim B. Klimov                   Ukraine        Joseph S. Mauro
Edward C. Knight                     UK          Alastair J.C. Maxwell               UK
Michael E. Koester                               John J. McCabe
J. Christopher A. Kojima         Canada/USA      Matthew B. McClure                  UK
Adam M. Korn                                     Dermot W. McDonogh               Ireland
David J. Kostin                                  Charles M. McGarraugh
Jorg H. Kukies                    Germany        John J. McGuire, Jr.
Meena K. Lakdawala                               John W. McMahon
Eric S. Lane                                     James A. McNamara
Andre Laport Ribeiro               Brazil        Richard P. McNeil                Jamaica
Nyron Z. Latif                                   Sanjeev K. Mehra
Hugh J. Lawson                                   Avinash Mehrotra
Scott L. Lebovitz                                Ali S. Melli                  Saint Kitts and
Brian J. Lee                                                                       Nevis
George C. Lee                                    Jonathan M. Meltzer
Gregory P. Lee                                   Bruce H. Mendelsohn
Ronald Lee                                       Xavier C. Menguy                  France
David A. Lehman                                  Anthony J. Miller               Australia
Tim Leissner                   Brazil/Germany    David D. Miller
Todd W. Leland                                   Milton R. Millman III
Laurent Lellouche                  France        Christopher Milner                  UK
Gregg R. Lemkau                                  Christina P. Minnis
Deborah R. Leone                                 Kayhan Mirza                      Canada
Eugene H. Leouzon                  France        Peeyush Misra                     India
John R. Levene                       UK          Bryan P. Mix
Brian T. Levine                                  Masanori Mochida                  Japan
Jack Levy                                        Timothy H. Moe                   Ireland
Gwen R. Libstag                                  Philip J. Moffitt               Australia
Dirk L. Lievens                   Belgium        Atosa Moini                        Iran
Ryan D. Limaye                                   Joseph Montesano
Luca M. Lombardi                   Italy         Ricardo Mora
Victor M. Lopez-Balboa                           J. Ronald Morgan III
Kyriacos Loupis                  Cyprus/USA      Simon P. Morris                     UK
David B. Ludwig                                  Thomas C. Morrow
Peter J. Lyon                                    Sharmin Mossavar-Rahmani            UK
Paula B. Madoff                                  Eric D. Muller
John G. Madsen                                   Takashi Murata                    Japan
Raja Mahajan                                     Alice Jane Murphy
John A. Mahoney                                  Marc O. Nachmann
Puneet Malhi                         UK          Ezra Nahum                      France/USA



                                    ITEM 6                                           ITEM 6
           ITEM 1                Citizenship                ITEM 1                Citizenship
-----------------------------  (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------- ----------------   ----------------------------  ----------------
Amol S. Naik                     India/USA       Lora J. Robertson
Manikandan Natarajan               India         Elizabeth E. Robinson
Jyothsna Natauri                                 Scott M. Rofey
Una M. Neary                                     John F. W. Rogers
Jeffrey P. Nedelman                              Scott A. Romanoff
Gavin G. O'Connor                                Johannes Rombouts             The Netherlands
Fergal J. O'Driscoll              Ireland        Michael E. Ronen              Germany/Israel
Gregory G. Olafson                Canada         Simon A. Rothery                 Australia
Brett A. Olsher                   UK/USA         Jami Rubin
Jernej Omahen                     Slovenia       Peter C. Russell
Timothy J. O'Neill                               Paul M. Russo
Lisa Opoku                                       Colin J. Ryan                    Ireland
Peter C. Oppenheimer                 UK          Ankur A. Sahu                     India
Gerald B. Ouderkirk III                          Guy E. Saidenberg                 France
Craig W. Packer                                  Pablo J. Salame                  Ecuador
Gregory K. Palm                                  Julian Salisbury                    UK
Konstantinos N. Pantazopoulos      Greece        Yann Samuelides                   France
James R. Paradise                    UK          Luke A. Sarsfield III
Paul Gray Parker                                 Susan J. Scher
Francesco Pascuzzi                 Italy         Stephen M. Scherr
Anthony W. Pasquariello                          Clare R. Scherrer
Sheila H. Patel                                  Joshua S. Schiffrin
Nirubhan Pathmanabhan                UK          Jeffrey W. Schroeder
Jonathan Mark Penkin          UK/South Africa    Carsten Schwarting               Germany
David B. Philip                                  Harvey M. Schwartz
Nicholas W. Phillips                 UK          Mark Schwartz
Richard Phillips                 Australia       David A. Schwimmer
Stephen R. Pierce                                Stephen B. Scobie                   UK
Hugh R. Pill                         UK          John A. Sebastian
Michelle H. Pinggera                 UK          Peter A. Seccia
Kenneth A. Pontarelli                            Peter D. Selman                     UK
Ellen R. Porges                                  Gaurav Seth                       India
Dmitri Potishko                  Australia       Rebecca M. Shaghalian
Dina Powell                                      Kunal K. Shah                       UK
Gilberto Pozzi                     Italy         Konstantin A. Shakhnovich
Robert Pulford                       UK          Heather K. Shemilt                Canada
Lorin P. Radtke                                  Michael S. Sherwood                 UK
John J. Rafter                    Ireland        Michael H. Siegel
Sumit Rajpal                                     Richard L. Siewert, Jr.
Richard N. Ramsden                   UK          Suhail A. Sikhtian
Sara E. Recktenwald                              Jason E. Silvers
Andrew K. Rennie                Australia/UK     Gavin Simms                         UK
James H. Reynolds                  France        Michael L. Simpson
Sean D. Rice                                     Kristin O. Smith
Kate D. Richdale                     UK          Marshall Smith
Michael J. Richman                               Michael Smith                   Australia
Francois J. Rigou                  France        Sarah E. Smith                      UK
Stuart Riley                         UK          David M. Solomon
Michael Rimland                                  Mark R. Sorrell                     UK



                                    ITEM 6                                           ITEM 6
           ITEM 1                Citizenship                ITEM 1                Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Theodore T. Sotir                                Philip J. Venables                UK/USA
Christoph W. Stanger              Austria        Rajesh Venkataramani
Esta E. Stecher                                  Simone Verri                      Italy
Laurence Stein                     South         Matthew P. Verrochi
                                 Africa/USA
Kevin M. Sterling                                Jeffrey L. Verschleiser
John D. Storey                    Australia      Robin A. Vince                    UK/USA
Patrick M. Street                    UK          Andrea A. Vittorelli               Italy
Steven H. Strongin                               Alejandro Vollbrechthausen        Mexico
Joseph Struzziery III                            John E. Waldron
Umesh Subramanian                  India         Paul Walker
Ram K. Sundaram                    India         Alasdair J. Warren                  UK
Damian E. Sutcliffe                  UK          Simon R. Watson                     UK
Robert J. Sweeney                                Toby C. Watson                      UK
Michael S. Swell                                 John S. Weinberg
Michael J. Swenson                               Martin M. Werner                  Mexico
Joseph D. Swift                                  Owen O. West
Gene T. Sykes                                    Matthew Westerman                   UK
Megan M. Taylor                                  Ronnie A. Wexler
Teresa Teague                                    Elisha Wiesel
Thomas D. Teles                                  David D. Wildermuth
Pawan Tewari                                     John S. Willian
Ryan J. Thall                                    Andrew F. Wilson                New Zealand
Ben W. Thorpe                        UK          Steve Windsor                       UK
Oliver Thym                       Germany        Martin Wiwen-Nilsson              Sweden
Joseph K. Todd                                   Andrew E. Wolff
Klaus B. Toft                     Denmark        Kent J. Wosepka
Hiroyuki Tomokiyo                  Japan         Denise A. Wyllie                    UK
Thomas Tormey                                    Yoshihiko Yano                     Japan
Frederick Towfigh                                Shinichi Yokote                    Japan
Donald J. Truesdale                              W. Thomas York, Jr.
Kenro Tsutsumi                     Japan         Wassim G. Younan                Lebanon/UK
Richard J. Tufft                     UK          Paul M. Young
Eiji Ueda                          Japan         Paolo Zannoni                     Italy
Toshihiko Umetani                  Japan         Xiaoyin Zhang                 China/Hong Kong
Mark A. Van Wyk                                  Xing Zhang                        China
Jonathan R. Vanica                               Han Song Zhu                      China
Ashok Varadhan                                   Adam J. Zotkow
John J. Vaske
Christoph Vedral                  Germany
Andrea Vella                       Italy

Reporting Entities

               ITEM 1                                         ITEM 6              Name of Establishing
           Name of Entity              Type of Entity  Place of Organization         Covered Person
-------------------------------------  --------------  ---------------------  -----------------------------
Campbell-Breeden 2004 Settlement           Trust                UK             Richard M. Campbell-Breeden
Drayton 2004 Settlement                    Trust                UK                    Karen R. Cook
French 2004 Settlement                     Trust                UK                Christopher G. French
RJG Holding Company                     Corporation       Cayman Islands            Richard J. Gnodde
Sherwood 2004 Settlement                   Trust                UK                 Michael S. Sherwood
Westerman 2004 Settlement                  Trust                UK                  Matthew Westerman

         This Amendment No. 88 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 88 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1.  Security and Issuer

         This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2.  Identity and Background

         (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 15, 2015 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

         Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a current or former Participating Managing Director (as defined in Item 6 below) of GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

         Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

         (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") and Goldman Sachs & Partners Australia Group Holdings Pty Ltd ("GS&PA") acquired certain shares of Common Stock in exchange for their interests in Hull and GS&PA, respectively; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.  Purpose of Transactions

         The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or GS&PA, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

         Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5.  Interest in Securities of the Issuer

         (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix
A are shares as to which there is a right to acquire exercisable within 60 days.

         (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

         (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the 60 days preceding April 17, 2015.

         (d), (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

         The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

         The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

         Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). Effective January 15, 2015 (the "Effective Date"), in connection with GS Inc.'s implementation of stock ownership guidelines (the "Guidelines") for its senior executive officers, the transfer restrictions in the Shareholders' Agreement applicable to certain senior officers designated by the Shareholders' Committee (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions") were amended to require such officers to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 50% of the increase (or, if such Covered Person is then the chief executive officer of GS Inc., 75% of the increase) in Covered Shares received by or delivered to such Covered Person following the Effective Date. The prior Special Transfer Restrictions, which required each senior officer to retain 75% of his or her Covered Shares, will continue to apply to deliveries made prior to the Effective Date. The Guidelines require that the Corporation's chief executive officer hold shares of common stock equal to 10 times his or her base salary and each other senior executive officer hold shares of common stock equal to 6 times his or her base salary. The same shares may be used to satisfy the Guidelines, the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

         For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether restricted stock or shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

WAIVERS

         The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 8,130,004 shares of Common Stock are subject to the Transfer Restrictions as of April 17, 2015.

         In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

         In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

         Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

         The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

         The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

         Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

         The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and Harvey M. Schwartz are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

         Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

         In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

         Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

         Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

Material to be Filed as Exhibits

Exhibit                              Description
------- ----------------------------------------------------------------------

   A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F. Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File
        No. 005-56295)).

   G. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H. Amended and Restated Shareholders' Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-14965)).

                                                                        ANNEX A

   INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                              REPORTING ENTITIES.

                                                                 Convictions or      Beneficial
                                                                 Violations of    Ownership of the
                                                                Federal or State   Common Stock of
                                                  Present       Laws within the      The Goldman
   Name     Citizenship   Business Address       Employment     Last Five Years   Sachs Group, Inc.
   ----     ----------- -------------------- ------------------ ----------------  -----------------
Steven M.       USA     200 West Street      Managing Director,       None        Less than 1% of
Bunson                  New York, NY         The Goldman                          the outstanding
                        10282                Sachs Group, Inc.                    shares of Common
                                                                                  Stock.

Michael H.      UK      26 New Street,       Partner,                 None        None
Richardson              St. Helier, Jersey,  Bedell Cristin
                        JE4 3RA

Anthony J.      UK      26 New Street,       Partner,                 None        None
Dessain                 St. Helier, Jersey,  Bedell Cristin
                        JE4 3RA

                                                                        ANNEX B

ITEMS 2(D)
   AND 2(E).  INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                        ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

As of April 17, 2015, certain Covered Persons were parties to sales plans intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which such Covered Persons or their estate planning entities may in the future sell up to 18,656 Covered Shares and exercise up to 711,815 Options in the aggregate.

                                                                        ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 10,787,417 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. This share amount includes the gross number of shares of Common Stock underlying these options, and these shares are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of April 17, 2015. Upon exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                        ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                                                Price Per Share
Covered Person                  Trade Date     Number of Shares     (in $)
--------------               ----------------- ---------------- ---------------
Tracey E. Benford            February 17, 2015           12,649        190.0433
Colin Coleman                February 17, 2015            1,515        190.0000
Michael P. Esposito          February 17, 2015           27,794        189.4302
Julie A. Harris              February 17, 2015            1,333        188.9557
Marc O. Nachmann*            February 17, 2015            1,000        190.4920
Timothy J. O'Neill           February 17, 2015           50,101        189.6260
Timothy J. O'Neill*          February 17, 2015           13,475        189.6184
Paul M. Russo                February 17, 2015               37        190.5000
Jeffrey W. Schroeder         February 17, 2015           23,766        190.0694
Laurence Stein               February 17, 2015            1,839        189.7370
Ram K. Sundaram              February 17, 2015            6,000        190.0127
Damian E. Sutcliffe*         February 17, 2015               62        188.9300
Damian E. Sutcliffe*         February 17, 2015              200        188.9500
Damian E. Sutcliffe*         February 17, 2015                3        188.9850
Damian E. Sutcliffe*         February 17, 2015              800        189.0200
Joseph D. Swift              February 17, 2015            2,379        189.6557
Dean C. Backer               February 18, 2015           10,500        188.7967
Robert Drake-Brockman        February 18, 2015            1,470        189.7740
Elizabeth M. Hammack         February 18, 2015            2,450        189.5538
Etsuko Kanayama              February 18, 2015            2,000        189.2000
Kevin G. Kelly               February 18, 2015            1,000        189.6970
Amol S. Naik                 February 18, 2015            2,759        189.0758
James R. Paradise            February 18, 2015              779        189.3991
Carlos Fernandez-Aller       February 19, 2015              307        189.4400
Carlos Fernandez-Aller       February 19, 2015            2,300        189.4500
Carlos Fernandez-Aller       February 19, 2015              200        189.4800
Carlos Fernandez-Aller       February 19, 2015              100        189.4700
Carlos Fernandez-Aller       February 19, 2015              300        189.4600
Timothy H. Moe               February 19, 2015            5,000        188.8923
Marc O. Nachmann*            February 19, 2015            1,000        188.0000
Marc O. Nachmann*            February 19, 2015            1,000        189.0648
James R. Paradise            February 19, 2015            1,000        189.0280
James R. Paradise            February 19, 2015            2,000        189.1738
Joseph K. Todd               February 19, 2015              265        189.1938
Robin A. Vince               February 19, 2015            1,000        189.4642
Shinichi Yokote              February 19, 2015            5,559        187.3900
Avanish R. Bhavsar           February 20, 2015            2,500        191.0000
Avanish R. Bhavsar           February 20, 2015            3,044        191.0300
Alex S. Chi                  February 20, 2015              272        187.0500
Alex S. Chi                  February 20, 2015              300        187.0800
John S. Daly                 February 20, 2015            2,288        190.5000
John S. Daly*                February 20, 2015            7,106        190.5000

                                                                Price Per Share
Covered Person                  Trade Date     Number of Shares     (in $)
--------------               ----------------- ---------------- ---------------
Francois-Xavier de Mallmann  February 20, 2015            1,000        190.0000
David B. Ludwig              February 20, 2015              754        191.3000
Michael C. J. Marsh          February 20, 2015            1,500        187.5587
John J. McGuire, Jr.         February 20, 2015            2,359        188.3500
Peeyush Misra                February 20, 2015            5,000        189.5000
Atosa Moini                  February 20, 2015              500        190.0000
Marc O. Nachmann*            February 20, 2015            1,000        187.5000
Marc O. Nachmann*            February 20, 2015            2,000        188.5000
James R. Paradise            February 20, 2015            5,000        189.0864
Paul M. Russo                February 20, 2015            1,000        190.5000
Gene T. Sykes*               February 20, 2015            5,000        190.8075
Joseph K. Todd               February 20, 2015              265        190.4153
Andrew E. Wolff              February 20, 2015            1,500        191.0209
Steven K. Barg               February 23, 2015              500        190.0000
Alan M. Cohen                February 23, 2015           12,000        190.0000
Jan Hatzius                  February 23, 2015            5,180        190.1255
John A. Mahoney              February 23, 2015           12,817        190.0000
John J. McCabe               February 23, 2015              117        190.1400
John J. McCabe               February 23, 2015              100        190.1500
J. Ronald Morgan III         February 23, 2015            3,236        190.1170
Gregory K. Palm*             February 23, 2015            1,653        189.9721
Elizabeth E. Robinson        February 23, 2015            4,000        189.5991
Andrea A. Vittorelli         February 23, 2015            4,849        190.0000
Andrew E. Wolff              February 23, 2015            1,500        190.1493
Wassim G. Younan*            February 23, 2015           26,710        189.8730
Mark E. Agne                 February 24, 2015           10,000        192.1111
Steven K. Barg               February 24, 2015              500        192.2120
David Chou                   February 24, 2015            7,000        192.0000
Thomas W. Cornacchia         February 24, 2015           20,000        192.3461
James P. Esposito            February 24, 2015            5,700        191.4491
Patrick J. Fels              February 24, 2015            1,942        192.0000
Benjamin W. Ferguson         February 24, 2015            1,000        191.0000
Elisabeth Fontenelli         February 24, 2015            4,725        192.1761
Kevin G. Kelly               February 24, 2015              772        192.7330
Shigeki Kiritani             February 24, 2015            8,148        189.6800
Andre Laport Ribeiro         February 24, 2015            4,142        192.2000
Andre Laport Ribeiro*        February 24, 2015            2,596        192.2000
Ryan D. Limaye*              February 24, 2015            2,000        193.0398
Paula B. Madoff              February 24, 2015            2,000        192.5684
Paula B. Madoff*             February 24, 2015            5,000        192.5684
Atosa Moini                  February 24, 2015            2,000        190.7500
Atosa Moini                  February 24, 2015              420        193.0000
J. Ronald Morgan III         February 24, 2015            3,235        192.2976
James R. Paradise            February 24, 2015            2,000        191.8955
Jonathan M. Penkin           February 24, 2015            2,470        189.6800
Ellen R. Porges              February 24, 2015            4,538        192.3410
Ellen R. Porges*             February 24, 2015              759        192.4681
Ellen R. Porges*             February 24, 2015              759        192.4916
Ellen R. Porges*             February 24, 2015              759        192.4923
Sara E. Recktenwald          February 24, 2015            3,553        192.5409
Sara E. Recktenwald*         February 24, 2015            3,553        192.0242
Paul M. Russo                February 24, 2015            2,000        192.0905
Julian Salisbury             February 24, 2015           10,000        192.3605

                                                                Price Per Share
Covered Person                  Trade Date     Number of Shares     (in $)
--------------               ----------------- ---------------- ---------------
Rebecca M. Shaghalian        February 24, 2015              447        192.6900
Kristin O. Smith             February 24, 2015              657        192.6500
Marshall Smith               February 24, 2015            1,000        192.3588
Ram K. Sundaram              February 24, 2015            5,000        192.3067
Ram K. Sundaram*             February 24, 2015            5,000        192.3067
Donald J. Truesdale          February 24, 2015            3,958        192.5228
Kenro Tsutsumi               February 24, 2015            7,425        189.6800
Eiji Ueda                    February 24, 2015           10,000        192.0000
Mark A. Van Wyk              February 24, 2015              794        192.3900
Jonathan R. Vanica           February 24, 2015           12,947        189.6800
Rajesh Venkataramani         February 24, 2015            4,930        192.1655
Matthew P. Verrochi          February 24, 2015            4,427        192.0930
Robin A. Vince               February 24, 2015            1,000        192.2500
Matthew C. Westerman         February 24, 2015            5,000        191.9677
David D. Wildermuth*         February 24, 2015              500        192.4080
Steve Windsor                February 24, 2015            5,143        192.5507
Martin Wiwen-Nilsson         February 24, 2015              600        192.0000
Andrew E. Wolff              February 24, 2015            3,000        191.8997
Alex S. Chi                  February 25, 2015              200        191.3200
Iain N. Drayton              February 25, 2015            2,934        191.5510
James P. Esposito            February 25, 2015            5,703        192.0053
David A. Friedland           February 25, 2015            1,039        191.4412
Timothy J. Ingrassia         February 25, 2015            5,000        191.0017
Gregg R. Lemkau              February 25, 2015           14,918        191.3975
Deborah R. Leone             February 25, 2015            1,000        190.7383
John V. Mallory              February 25, 2015            1,300        192.0000
David D. Miller              February 25, 2015              700        192.0800
David D. Miller              February 25, 2015               36        192.1100
Milton R. Millman III        February 25, 2015            6,960        192.0000
Bryan P. Mix                 February 25, 2015           20,795        191.5200
Marc O. Nachmann*            February 25, 2015            1,580        191.9457
James R. Paradise            February 25, 2015            2,000        191.7020
James R. Paradise            February 25, 2015            1,000        192.0000
Michelle H. Pinggera         February 25, 2015            1,500        192.2117
James H. Reynolds            February 25, 2015              696        191.5500
Colin J. Ryan                February 25, 2015            1,003        190.8110
Michael Smith                February 25, 2015              500        191.5500
David M. Solomon             February 25, 2015            2,600        190.6674
Joseph K. Todd               February 25, 2015            1,380        191.1832
Robin A. Vince               February 25, 2015            1,500        192.3027
Charles Baillie              February 26, 2015            5,000        192.2734
Richard M. Campbell-Breeden  February 26, 2015           63,031        192.2000
Christopher A. Cole          February 26, 2015           10,000        191.7312
Sara V. Devereux             February 26, 2015            2,027        191.2597
Justin G. Gmelich*           February 26, 2015            5,300        191.4696
Michael J. Graziano          February 26, 2015            3,281        191.5351
Charles P. Himmelberg        February 26, 2015              978        191.8484
Irfan S. Hussain             February 26, 2015            2,873        191.7963
Michael E. Koester           February 26, 2015            1,552        191.5454
Kathy M. Koll                February 26, 2015            8,225        191.3394
Meena K. Lakdawala           February 26, 2015              794        190.5800
John J. McGuire, Jr.*        February 26, 2015            1,366        191.3999
Craig Packer                 February 26, 2015            4,000        191.5891

                                                                Price Per Share
Covered Person                  Trade Date     Number of Shares     (in $)
--------------               ----------------- ---------------- ---------------
Robert Pulford               February 26, 2015            1,527        191.3704
John F.W. Rogers             February 26, 2015           43,965        191.3494
John F.W. Rogers*            February 26, 2015           21,113        191.3494
Kunal K. Shah                February 26, 2015            1,722        191.7460
Michael Smith                February 26, 2015            1,000        190.5800
Theodore T. Sotir            February 26, 2015            1,011        191.6382
John E. Waldron              February 26, 2015           10,000        191.2042
Elisha Wiesel                February 26, 2015            3,000        191.0953
Andrew E. Wolff              February 26, 2015            1,500        191.5127
Paul R. Aaron                February 27, 2015            1,609        190.4123
Philip S. Armstrong          February 27, 2015            5,180        192.0000
Vivek Bohra*                 February 27, 2015            1,000        191.5620
Stuart A. Cash               February 27, 2015            2,389        190.3026
Christopher A. Cole          February 27, 2015            2,500        190.2012
Colin Coleman                February 27, 2015            1,515        191.1600
Michele I. Docharty          February 27, 2015            2,000        191.4088
Colleen A. Foster            February 27, 2015            5,108        191.1701
Julie A. Harris              February 27, 2015            1,300        191.4462
David J. Kostin              February 27, 2015            2,032        191.4256
Luca M. Lombardi             February 27, 2015            1,832        191.2382
Robert A. Mass               February 27, 2015            2,432        191.5000
John J. McCabe               February 27, 2015              100        190.5100
Charles M. McGarraugh        February 27, 2015            2,361        191.4457
John W. McMahon              February 27, 2015           20,000        190.8173
Brett A. Olsher              February 27, 2015            5,196        191.5878
Lorin P. Radtke              February 27, 2015            5,000        190.3705
John J. Rafter               February 27, 2015            2,014        191.3950
Sean D. Rice                 February 27, 2015            2,173        191.8075
Michael Smith                February 27, 2015            5,000        191.1600
Ram K. Sundaram              February 27, 2015            5,000        190.5725
Ram K. Sundaram*             February 27, 2015            8,752        190.5725
Gene T. Sykes*               February 27, 2015            5,000        192.2411
W. Thomas York, Jr.          February 27, 2015            4,595        190.5812
Jason H. Brauth               March 20, 2015              7,000        180.0000
Fadi Abuali*                  April 17, 2015              2,000        197.0855
William D. Anderson, Jr.      April 17, 2015                 76        197.7700
Frances R. Bermanzohn         April 17, 2015              6,016        197.4304
Frances R. Bermanzohn*        April 17, 2015             12,110        197.4268
Jason H. Brauth               April 17, 2015              2,100        190.0000
Efthalia Chryssikou           April 17, 2015              7,227        197.7700
Kenneth W. Coquillette        April 17, 2015                221        196.0000
Kenneth W. Coquillette*       April 17, 2015              1,974        196.0585
Sheara J. Fredman             April 17, 2015                920        197.7700
Bradley J. Gross              April 17, 2015              2,000        175.0000
Bradley J. Gross              April 17, 2015                800        190.0000
Michael L. Hensch             April 17, 2015              2,500        195.0000
Brian J. Lee                  April 17, 2015              5,000        197.7300
Ronald Lee                    April 17, 2015              7,900        190.0000
John A. Mahoney               April 17, 2015              2,583        197.4356
Michael C. J. Marsh           April 17, 2015              1,090        197.1330
Anthony J. Miller             April 17, 2015              3,746        197.7700
Joseph Montesano              April 17, 2015              2,709        198.0000
Marc O. Nachmann*             April 17, 2015              1,000        185.0000

                                                                Price Per Share
Covered Person                    Trade Date   Number of Shares     (in $)
--------------                  -------------- ---------------- ---------------
Elizabeth E. Robinson           April 17, 2015            8,500        197.0291
Clare R. Scherrer               April 17, 2015            5,000        190.0000
Owen O. West                    April 17, 2015            1,000        190.0000
John S. Willian                 April 17, 2015            5,509        196.9851

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

                                                                Price Per Share
Covered Person                  Trade Date     Number of Shares     (in $)
--------------               ----------------- ---------------- ---------------
Richard M. Campbell-Breeden* February 26, 2015           63,031        192.2000
Michelle Gill                February 27, 2015                8        191.6400

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Person:

                                                       Number of Acquisition or
Covered Person                         Transfer Date    Shares    Disposition
--------------                       ----------------- --------- --------------
Michael P. Esposito                  February 17, 2015     1,585  Disposition
Joseph Montesano                     February 17, 2015        28  Disposition
Ram K. Sundaram                      February 20, 2015     3,168  Disposition
Kevin G. Kelly                       February 24, 2015        60  Disposition
Armen A. Avanessians                 February 25, 2015       123  Disposition
Steven M. Barry                      February 25, 2015     2,053  Disposition
Richard A. Friedman*                 February 25, 2015    25,000  Disposition
Adam J. Zotkow                       February 25, 2015       260  Disposition
Gregory P. Lee                       February 27, 2015       901  Disposition
Jason A. Gottlieb                     April 17, 2015           5  Disposition
Elizabeth E. Robinson                 April 17, 2015       1,250  Disposition

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares withheld by the Company to satisfy the exercise price and, in certain cases, applicable taxes, and the indicated number of underlying shares sold through Fidelity Brokerage Services LLC for cash on the New York Stock Exchange:

                                       Number  Strike  Number                Number
                                         of    Price  of Shares Sales Price of Shares
  Covered Person     Date of Exercise  Options (in $) Withheld    (in $)      Sold
  --------------     ----------------- ------- ------ --------- ----------- ---------
Andrew F. Wilson     February 17, 2015  30,000  78.78    20,728    189.5872     9,272
Stuart N. Bernstein  February 18, 2015   1,000  78.78       718    189.1534       282
Anthony H. Carpet    February 18, 2015   5,000  78.78     3,707    189.1534     1,293
Richard J. Gnodde    February 19, 2015  68,403  78.78    47,288    188.8695    21,115
Richard J. Gnodde    February 20, 2015  68,403  78.78    47,253    189.5086    21,150
Richard J. Gnodde    February 20, 2015  15,641  78.78    10,805    189.5086     4,836
Michael J. Carr      February 23, 2015  15,289  78.78    11,313    189.9652     3,976

                                         Number  Strike  Number                Number
                                           of    Price  of Shares Sales Price of Shares
   Covered Person      Date of Exercise  Options (in $) Withheld    (in $)      Sold
   --------------      ----------------- ------- ------ --------- ----------- ---------
Michael J. Carr        February 23, 2015  12,211  78.78     9,036    189.9652     3,175
Alexander C. Dibelius  February 24, 2015  13,077  78.78     7,713    192.1481     5,364
Alexander C. Dibelius  February 24, 2015  10,206  78.78     7,065    192.1481     3,141
Alexander C. Dibelius  February 24, 2015   9,717  78.78     5,731    192.1481     3,986
Sanjeev Mehra          February 24, 2015  10,000  78.78     7,162    192.1481     2,838
Michael S. Sherwood    February 24, 2015  70,000 131.64         0    192.0626    70,000
Andrew F. Wilson       February 24, 2015  24,323  78.78    16,769    192.1481     7,554
Andrew F. Wilson       February 24, 2015   6,379  78.78     4,398    192.1481     1,981
Paul R. Aaron          February 25, 2015   2,236  78.78     1,654    191.5168       582
Stuart N. Bernstein    February 25, 2015   1,000  78.78       715    191.5168       285
Richard A. Friedman    February 25, 2015 117,080 131.64         0    191.0342   117,080
Masanori Mochida       February 25, 2015 123,156 131.64         0    191.5292   123,156
Deborah R. Leone       February 26, 2015   4,146  78.78     3,070    191.3678     1,076
Charles Baillie        February 27, 2015  12,005  78.78     8,651    191.1417     3,354
Stuart N. Bernstein    February 27, 2015   1,000  78.78       715    191.1417       285
Christopher A. Cole    February 27, 2015  20,000  78.78    14,285    191.1417     5,715
Kathy M. Koll          February 27, 2015  22,265  78.78     9,127    191.1417    13,138
Michael Rimland        February 27, 2015  11,000  78.78     7,857    191.1417     3,143
Andrew E. Wolff        February 27, 2015  22,855  78.78    14,709    191.1417     8,146
Andrew E. Wolff        February 27, 2015   2,981  78.78     1,919    191.1417     1,062
Frances R. Bermanzohn   April 17, 2015    20,934  78.78         0    197.0344    20,934
Stuart N. Bernstein     April 17, 2015     2,000  78.78         0    197.0344     2,000
Denis P. Coleman III    April 17, 2015    11,000  78.78         0    197.0344    11,000
Simon P. Morris         April 17, 2015    40,000  78.78         0    197.0344    40,000
Peter C. Oppenheimer    April 17, 2015     2,000  78.78         0    197.0344     2,000
Harvey M. Schwartz      April 17, 2015    91,285  78.78         0    197.0485    91,285
Christoph W. Stanger    April 17, 2015     7,000  78.78         0    197.0344     7,000

                                                                        ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written or purchased American-style standardized call options or put options on Voting Shares. The following sets forth the terms of options that were in place on April 17, 2015:

                                                        Strike
                               Instrument and Number of Price
       Covered Person             Position     Shares   (in $)  Maturity Date
       --------------          -------------- --------- ------ ----------------
Dean C. Backer                  Call Written      2,000    200  July 17, 2015
V.Bunty Bohra                   Call Written      5,000    200  July 17, 2015
Francois-Xavier de Mallmann     Call Written        900    200  July 17, 2015
Jonathan H. Fine                Call Written        900    200  July 17, 2015
Christopher G. French           Call Written      5,500    200  July 17, 2015
William L. Jacob III            Call Written      4,600    190  July 17, 2015
Scott L. Lebovitz               Call Written      1,000    185  July 17, 2015
Sanjeev Mehra                   Call Written     11,100    190  July 17, 2015
Kenneth A. Pontarelli           Call Written      5,000    180  July 17, 2015
Guy E. Saidenberg               Call Written     10,000    190  July 17, 2015
Guy E. Saidenberg               Call Written     15,000    195  July 17, 2015
Jeffrey L. Verschleiser         Call Written     17,700    195  July 17, 2015
Fadi Abuali                    Call Purchased     5,000    180 January 15, 2016
Scott A. Romanoff               Call Written      3,200    180 January 15, 2016

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2015

                                          By:     /s/ Beverly L. O'Toole
                                                  -----------------------------
                                          Name:   Beverly L. O'Toole
                                          Title:  Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit                              Description
------- ----------------------------------------------------------------------

   A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000
        (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F. Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File
        No. 005-56295)).

   G. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H. Amended and Restated Shareholders' Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-14965)).